SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-64430

(Check One)
[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K
[ ] Form 20-F                   [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

         For period ended     September 30, 2003

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended N/A


         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant    Medical Licensing International Corp.
                                    --------------------------------------------

         Former name if applicable
                                    --------------------------------------------

         Address of principal executive office 400 Jean-Lesage Blvd., Suite 045
                                               ---------------------------------

         City, State and Zip Code   Quebec, Quebec G1K 8W1
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                                     PART II
                             RULE 12B-25(B) AND (C)

        [X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [ ] The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Delays related to recent changes in our management are causing us to file our Form 10QSB on a late basis.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

         Adam S. Gottbetter, Esq.               (212)              400-6900
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                                              (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made. In May 2003, we exchanged all of the stock of our subsidiary, Molichem R&D, Inc. for 13,355, 282 shares of our common stock owned by Lantibio, Inc., a company owned by the former president and certain former shareholders of ours. As a result of the sale of Molichem R&D, Inc., our financial data for the three and nine months ended September 30, 2002 has been restated. The sale of Molichem R&D, Inc. brought to an end our proposed business as a pharmaceutical company. Our present operations principally involve our efforts to exploit a license granted to us pursuant to a September 16, 2003 Software License Agreement between us and 3720161 Canada Corporation. Revenues for the three months ended September 30, 2003 were $0. Loss from discontinued operations for the three months ended September 30, 2002 was $368,686. Total operating expenses for the three months ended September 30, 2003 were $54,451 as compared to $159,171 for the three months ended September 30, 2002. Net loss for the three months ended September 30, 2003 was approximately $54,451 as compared to $527,857 for the three months ended September 30, 2002. Loss for the quarter ended September 30, 2002 includes the $368,686 attributable to loss from discontinued operations. The reduction in operating expenses and losses is primarily attributable to our decreased business activity as of December 2002.

                      Medical Licensing International Corp.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2003




                                                  By: /s/ Daniel Veilleux
                                                      --------------------------
                                                      Daniel Veilleux, President

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